Filed by: Santa Fe International Corporation.
                                 This Communication is filed pursuant to Rule
                                 425 under The Securities Act of 1933, as
                                 amended, and deemed filed pursuant to Rule
                                 14a-12 of the Securities Exchange Act of 1934.

                                 Subject Company: Global Marine Inc.
                                 Commission File Number: 1-5471


FORWARD-LOOKING STATEMENTS
--------------------------

The following communications include statements that may be deemed to be "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the transaction, its effect on future earnings, cash flow or other operating results, the expected closing date of the transaction, any other effect or benefit of the transaction, the tax treatment of the transaction and the combined company, market prospects, and any other statements that are not historical facts. Global Marine Inc. and Santa Fe International Corporation strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. Such assumptions include but are not limited to costs and difficulties related to the integration of acquired businesses, costs, delays and other difficulties related to the merger, closing conditions not being satisfied, failure to obtain and retain expected synergies, general market conditions prevailing in the marine and land drilling industries (including dayrates and utilization) and various other trends affecting the marine and land drilling industries, operating hazards and delays, risks associated with international operations, actions by customers and other third parties, the future price of oil and gas, and other factors detailed in Global Marine Inc.'s and Santa Fe International Corporation's filings with the Securities and Exchange Commission (SEC), which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Global Marine Inc. and Santa Fe International Corporation undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION
----------------------

In connection with their proposed merger, Global Marine Inc. and Santa Fe International Corporation will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Global Marine Inc. and Santa Fe International Corporation, without charge, at the SEC's web site at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to either: Investor Relations, Global Marine Inc., Michael
R. Dawson, Phone: 281-596-5100, Fax: 281-596-5163, or Investor Relations, Santa Fe International Corporation, Richard Hoffman, Phone: 972-701-7950, Fax:
972-701-7737.

PARTICIPANTS IN SOLICITATION
----------------------------

Global Marine Inc. and Santa Fe International Corporation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Kuwait Petroleum Corporation may also be deemed to be a participant in the solicitation. Information concerning Global Marine Inc.'s participants in the solicitation is set forth in Global Marine Inc.'s Current Report on Form 8-K that will be filed with the Securities and Exchange Commission on September 4, 2001, and information concerning Santa Fe International Corporation's and Kuwait Petroleum Corporation's participants in the solicitation is set forth in Santa Fe International Corporation's Current Report on Form 8-K that will be filed with the Securities and Exchange Commission on September 4, 2001.


                                     * * *

                           Fifteenth Annual CEO Energy
                                   Conference

Date: September 5, 2001
Time: 8:30 a.m. EST

MODERATOR: The presenter has now become the second largest offshore drilling contractor in the world. We're very pleased to have him here and pleased to hear the details in the recently announced merger as of this Monday.

We will have both Bob Rose, the current CEO and President of Global Marine, [Company: Global Marine Incorporated; Ticker: GLM; URL: http://www.glm.com/] as well as Sted Garber, the current CEO and President of Santa Fe, [Company; Santa Fe International Corporation; Ticker: SDC; URL: http://www.sfdrill.com/] present. But before we begin, we will have opening comments by Richard Hoffman.

RICHARD HOFFMAN, VICE PRESIDENT INVESTOR RELATIONS, SANTA FE INTERNATIONAL
CORPORATION: Good morning, ladies and gentlemen. I got the terrible part of the job.

The following communication includes statements that may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

These statements are based on management's current expectations and are subject to uncertain changes in circumstances. Actual results may vary materially from the expectations contained in forward-looking statements.

Such forward-looking statements include, without limitations, statements regarding the proposed merger between Global Marine, Inc. and Santa Fe International Corporation and certain benefits that may arise if the merger is consummated.


Global Marine and Santa Fe International Corporation strongly encourage readers to note that some or all of the assumption upon which such forward-looking statements are based are beyond their ability to control or estimate precisely and may, in some cases, be subject to rapid and material changes.


Global Marine and Santa Fe International Corporation also encourage you to review Global Marine and Santa Fe International Corporation's filings with the Securities Exchange Commission, which are available free of charge on SEC's Web site at www.sec.gov and where more detailed information regarding the factors that could cause actual results to differ materially from those described in the forward-looking statements can be found.

Global Marine and Santa Fe International Corporation undertake no obligations to publicly update any forward-looking statements, whether it is new information, future information or otherwise.
Thank you very much. Bob?

ROBERT ROSE, CHAIRMAN, PRESIDENT, CEO, GLOBAL MARINE: Don't you all just love Reg FD? Thank you, Dick. I also want to thank Jim and Angie for having us here today and for facilitating this joint presentation.

I'm sure by now you've all seen the press release on the combination, and Sted and I are here to tell you about this combination of these two great companies and what we believe will be a real powerful combination going forward.

GlobalSantaFe, as the new company will be called, is a powerful combination of people and equipment, which will provide size and scope in the rapidly consolidating energy sector. I will assume the position of chairman of the board and Sted Garber will be the chief executive officer of the new company.

The concept of putting these two companies together goes back over 40 years. It was recognized very early on that these two companies were highly complementary. We share common DNA, both being the spin-offs of Unocal in 1946 and in 1951.

Our first chief executive officers, Ed Shannon and Bob Bauer, were former Union Oil Company employees. The concept of merging Global and Santa Fe also has an equally long history. In fact, Sted and I are the third consecutive set of chief executive officers to talk about this combination. Most recently, Gordon Anderson and Russ Liugs pursued the combination, and Sted and I have been talking about this for about two years.

Having recent agreement, I'm delighted to say that as we delve into each other's companies in more detail, as we do more due diligence, we learn that our operating philosophies and our cultures are very similar. And what that means to me is it means minimal execution risk in terms of the consolidation.

We're both excited about this stronger company we will create, and it is a merger of equals in every sense of the words. Sted will tell you more about that in his part of the presentation.

The combination will provide a platform for continued growth through acquisition, further mergers and new builds. As Angie pointed out, GlobalSantaFe will be the world's second largest drilling company, with major presence in every key drilling market. With over 100 rigs owned and/or operated worldwide, it will truly be an industry leader.

The combination is moderately accretive to earnings for both companies and substantially accretive to cash flow for the surviving company. Obviously the merger will greatly enhance liquidity, giving the company financial strength and enhancing shareholder value.

Now, having sort of given you the view from 40,000 feet, let me turn it over to Sted Garber, our Chief Executive Officer, to give the details of the transaction. Sted.

C. STEDMAN GARBER, PRESIDENT, CEO, SANTA FE INTERNATIONAL CORPORATION: Thank you, Bob. Well, it's a real pleasure to be here and I also want to thank Jim for inviting us and having a great opportunity for us to roll out the story.

I think most of you have seen the terms of the deal. I'm not going to go over these one by one. But what I'd like you to focus on here is first the exchange ratio. It's about as near as you can get to a 50-50 deal.

Secondly, look at the board of directors, seven from each side. And as you peel deeper down below that, we've agreed that our committees are going to have equal representation from each side and as I get farther on in the presentation and begin to talk about management, you'll see that management at the top level that we've already decided is being filled with people from both sides. And we intend that it'll go that way as we dig down through the organization.

So, to second what Bob said, this is intended to be, and I have 100 percent confidence that it will be, a real merger of equals. That's extremely important to us in putting the deal together and insuring that we have the strongest company we possibly can have as we move forward.

As a service organization, we're driven by our customers. Customers have been merging. Customers have been increasing their worldwide scope of activities. And we believe that with more equipment, more capabilities, strong worldwide geographic coverage and our combined experience, we will be in an extremely strong position to serve our customers around the world.

I want to touch on just a few things that make our merger so complementary. First, Global has significant experience in the deepwater area, kind of their top end niche. Our top end niche is the heavy-duty harsh environment area, where we're certainly the world leader. So, we have two very, very strong niches at the top end of the market.

Next from a geographic standpoint, Global's very strong presence in the Gulf of Mexico and in West Africa -- totally complementary to our very strong presence in the Mediterranean, Southeast Asia and the Middle East. We both have a very strong presence in the North Sea, and the combination that we will create in the North Sea will be a very, very, very strong company in that market area.

I mentioned earlier the similar philosophies and culture, which we believe will lead to a smooth transition. But it's not just the transition. As we go forward, we have got to be able to deliver better service to our customers. And we believe that combining these two cultures will definitely be a plus for our customers, and that's what we're all about.

In terms of financial position, our overall size, again I'll touch later on in more detail. But with a debt to total capital of around 17.5 percent, we believe we have the strongest balance sheet in the business today, which serves as a good platform for future growth. And finally, with 233 million shares outstanding, we will provide great liquidity to our shareholders and believe that this combination of this liquidity and this market strength is really going to add significantly to shareholder value.

We believe we have definitely created a new market leader with this combination. Here, you can see the slate of positions that have been filled to date. And again, the point that I would make is you see a equal representation from both sides of the house. And as we go further down through the organization, we will be seeking to balance the organization with the most experienced people from each side, again creating what we believe will be the strongest company in the business.

While people are our number one asset, and I mention those first because of that, I want to turn now and talk a little bit about our international fleet. Here, you see what we call true world coverage. We will have 103 rigs either owned or operated working around the world. And as you can see, we will own 90 of those rigs, 59 offshore rigs, 31 land rigs, covering virtually every key market in the world with a large and important presence. We can serve our customers anywhere that they want to work.

Taking a look at the fleet itself, as you can see, we have 13 floating rigs, 45 jackups, 31 land rigs and one platform rig, again a very diverse fleet, able to provide the type of equipment that our customers may seek in any of their projects around the world.

Digging a little bit more deeply and looking at the jackup fleet, as you can see here, the combination makes us the number two company, number two company in terms of size of our jackup fleet. Importantly today, every single one of those jackups is under contract.

But if you dig deeper still in the jackup fleet and look at what we call the high quality end of the fleet, the 300-foot or greater independent laid cantilever jackups, you see that we are clearly the world leader. And when you add our two new deep drilling jackups to that class, the margin only widens.

Now, this is really important to us because these are the rigs that work the longest in the downturn, these are the rigs that earn the most in an upturn, and these are the rigs that are going to last longer as the industry moves on into the future.

Most of the rigs that will fall out over time due to attrition are the smaller rigs, the older rigs. So, the fact that we are a leader in premium equipment is one of the key strong attributes of this merger.

Turning to our floating fleet, as you can see here, we will be the third largest in terms of floating rigs, with a growing presence in the deepwater sector. With Global's two new ships plus their conversion plus Santa Fe's two new construction deep development drilling rigs, we believe we're building a very, very competitive combination in the deepwater sector of our business.

I mentioned the complementary nature. And here you can see again where we have current market representation. Because of this combination, we basically will have very strong representation in every single market of the world. And one of the reasons this is so important is that we're not dependent or overly dependent on any particular market.

If a certain market is weak, we've got plenty of markets elsewhere, but we're able to capture the upside as any particular market we cover. We think that gives us tremendous diversity in terms of where our revenue comes from, and also the ability to move rigs from one market to another, which I'll touch on in a few minutes.

Even though we will have a very strong Gulf of Mexico presence, the Gulf of Mexico presence that Global certainly has, we will still be the largest international driller in terms of the percentage of our fleet in the international markets. For Santa Fe, that's always been 100 percent.

I am really, really pleased with this mix - 73 percent in the international, 27 percent domestic - because what that means is this company's earnings stream will have the stability and visibility of the longer term contracts from the international markets, but we'll still be able to capture significant upside as the Gulf of Mexico recovers. So, we think that this gives us a very balanced portfolio in terms of how our stock and our results will react to the market.

I talked about being a customer service organization. We really focus on our customers. And as you can see here, we've got some very - excuse me, I've been talking too much the last couple days. We've got some very important customers that we do business for.

Two-thirds of our business comes from the majors, super majors. These are the people that generally have the larger projects, the longer term projects, and that can be either deep drilling in the Gulf or it can be in the international markets. That gives us the long-term contracts and the exposure to greater stability.

But on the other hand, roughly a third of the business is from the independents, largely in the Gulf of Mexico. They're the ones that will swing faster with their capital programs and give us the upside, especially as the gas market recovers in the Gulf of Mexico. So, again, a very high quality, but diverse customer base, we think, is another great strength of this new combination.

Sources of our cash flow. If you take a look at the relative contribution jackups, as you can see, a little bit over half floaters, around a third drilling services, and land a smaller portion, again, a very good balance in terms of our revenue stream. And if you look at it geographically, this just serves to re-emphasize the point that we're not reliant on any particular market or the current state of any particular market to support our overall results.

We think this is an ideal mix of revenue sources and both from a rig type and region type. There's no question to me that GlobalSantaFe will be recognized as an industry leader. And here are some of the performance metrics that I believe support that claim. We are first in terms of the portion of our fleet in the international market, as I showed on an earlier slide. We're first in terms of premium jackups in the world by a good margin. We're also first in terms of balance sheet strength.

With a relatively low debt level, or I'd say a near optimum debt level of around
17.5 percent, $4.3 billion of book equity and around $600 million of cash, we have an extremely strong balance sheet, which gives us a very, very good platform for future growth. This company, this combination is not at all burdened by any excessive debt position that one partner or the other had as we came into it. This is a strong platform as we go forward.

In terms of total number of offshore rigs, we're number two. In terms of market cap, we're number two. And in terms of latest 12 months revenue, we're number two. So, I don't think there's any question that our size and strength resulting from this combination will be very difficult to challenge.

We both have had very good records over the last several years in terms of earnings growth, in terms of revenue growth and EBITDA. What we show here is just to give you a glimpse of what the record of the company's - the company's records look like if you stack one on top of the other. This is a real powerhouse, $1.9 billion of revenue for the latest 12 months, $655 million of EBITDA for the last 12 months, again, a very, very strong and significant competitor in our sector.

I talked a lot about the balance sheet. Here, it just gives you a snapshot of it. As you can see, $627 million in cash, $925 million in debt, $4.3 billion in book equity, a very, very strong balance sheet with a great deal of potential for the future.

We do have significant capital programs in place that will serve to grow the company's earnings as we move into the future. What we're showing here on the bottom is our maintenance and upgrade capital. We're showing that relatively constant. That is an estimate. It will move up and down as we do different sorts of projects, but it's a relatively constant number based on the existing fleet.

As new rigs come in, that number will come up somewhat. But the other part is the new-build program that we have underway. And so, we have capital expenditures, you know, moving up in the close to $600 million, $500 million range for several years. But the point is we still can handle that entirely within our existing cash on hand plus our internal cash flow. So, the kind of program that we have on working right now is easily, easily manageable by this new company.

I want to talk a little bit about the synergies that are created. I'll get to the cash savings. But to me the cash savings is one of the less important of the synergies. As I mentioned earlier, we have coverage in every market of the world. And while it's not our preference to mobilize rigs to a different market because one market has too many and you need to go somewhere else, sometimes that's what you want to do because you have a better opportunity somewhere else.

One of the facts of our business, though, is nobody likes to operate a single rig zone. And if you have to move a rig to a zone or a region where you don't have an infrastructure, you don't have any operating experience, you don't have marketing experience, you're not going to go there or chances are you're not going to go there.

It would have been very unlikely that Santa Fe would've moved a single rig, for instance, into the Gulf of Mexico for exactly those reasons. It would have been very unlikely that Global would've moved a single rig to Southeast Asia for those reasons. When rigs were coming out of the Gulf of Mexico, Global needed to look to basically West Africa or possibly the North Sea. When Santa Fe wanted to take a rig out of the Med, we needed to look to, say, the Middle East or perhaps Southeast Asia.

Now we have mature, experienced, strong organizations in every market of the world, so we basically can move our rigs to any market of the world without much disruption and without any risk of operation as you start up there. That's a very strong synergy that comes from this combination.

Another synergy is the fact that we, Santa Fe, had already started to set about planning the Gulf of Mexico organization that we knew we needed to build if we were going to market our new-build jackups for deep drilling in the Gulf of Mexico. I mentioned earlier, they'll be marketed in a number of markets, but the Gulf of Mexico is one.

We don't have to do that now. Now we have one of the strongest and most experienced operating and marketing organizations in the world right there in the Gulf of Mexico, great synergy in terms of them being able - the new combined company being able to take these new rigs into a market that they know very well.

Take a look at the deepwater. Global has existing, good, ultra deepwater experience with their ships. Santa Fe is building new ultra deepwater rigs. And again, we had set about building our deepwater staff, but again now we have got the experience of Global to fold that into. To me, these are the kinds of synergies that are really, really important.

We have great tax synergies. Santa Fe, as you know, is already a Cayman Island company. Now we will be able to structure in a way that Global's international fleet will be able to take advantage of the same sort of tax synergies that we have with Santa Fe's international structure, again a fantastic synergy. These are the big deals.

Now, we believe that we can easily carve out about $25 million of costs out of our G&A and overhead. We do have overlap in our offices in the states, our home offices in Houston and Dallas, and we do have overlap in Aberdeen. Those are really the only two areas where we have overlap.

The combined costs in those operations is about a little over $120 million. And we think that ought to be able to carve at least $25 million out of that. But what I'm sure is that the two - as the two organizations work together and go through what we're doing, we will be able to find additional synergies. So, this merger really has operating synergies that, to me, are significantly more important than the cost synergies.

Bottom line, what are we doing here? We're providing additional value, high value to our customers, high value to our shareholders and, we think, a pretty darn good place for our employees to work. This establishes a stronger, more dynamic partner for our customers, creates leadership in size and diversity of our fleet in all of the key markets of the world.

It enhances the combined company's deepwater scale and experience, it increases our financial strength to take advantage of new growth opportunities, and it provides great liquidity and substantial accretion to cash flow currently to our shareholders.

GlobalSantaFe is a very powerful combination of people and equipment, providing size and scope to compete in a rapidly consolidating energy sector.

Thank you.

MODERATOR: Looks like we have some time for questions for Sted and Bob.

GARBER: Come on.

UNIDENTIFIED SPEAKER: What are you going to do with all that free cash flow (INAUDIBLE)?

GARBER: Well, first, the board will decide what to do with that free cash flow. And the combined board doesn't get to meet until after the deal closes. So, we won't probably have a meeting until January.

As I mentioned earlier, we've got a substantial building program going on right now and we do believe that we will find additional opportunities for both internal growth and external growth. But, as I have always said, at the end of the day, our job - management's job, I don't believe, is to send money back. Management's job is to find opportunities to reinvest the cash in the business we're in profitably.

Now, if we can't do that, then the money is entitled to go back to the shareholders. And everybody talks about stock buyback, and, you know, I - that's something that the board, I'm sure, will consider. But first, we will be seeking to reinvest our cash profitably in our business.

UNIDENTIFIED SPEAKER: (INAUDIBLE).

GARBER: It's possible. We have some options, and I think they're very well priced options. But the board is going to have to consider whether or not we want to do any more new building based on what we see in the markets at the time that the options are able to be exercised.
Yes?

UNIDENTIFIED SPEAKER: What do you (ph) expect was (ph) (INAUDIBLE) for the cap ex for 2002?

GARBER: We believe that the majors and super majors will continue growth in their cap ex. And I don't have a specific percentage number of how much, but we're seeing all of our major customers talking about programs that they believe they're going to go forward with or they're going to add programs.

So, we believe that, especially in the international markets and the Gulf as well - Bob might want to touch on the Gulf a little bit - but we see that capital programs should be growing next year.

ROSE: I think that's accurate. And the other thing I might add to that is it really - what's more important to the Gulf of Mexico is what the independents do. And the independent spending will be very much dependent upon what happens to natural gas prices.

If, as many people predict, natural gas prices start improving and going north next year, then you anticipate that spending and therefore activity levels would increase next year as well.

GARBER: Yes?

UNIDENTIFIED SPEAKER: Will the (INAUDIBLE) contract be a prerequisite for (INAUDIBLE)?

GARBER: I don't think - we haven't decided that yet, and that's all I can say. Obviously Bob and I have a well advertised different perspective on this. And again, I think it depends on the way we see the market at the time. It depends on what we see at the time the options come up.

ROSE: Clearly, the new board will have to take a view about those kinds of projects. And Sted and I are just two voices on a board of 14 people. So, as Sted pointed out, some time next year the new company will, and the new board will, consider those and make a determination based upon prevailing market conditions.

GARBER: Yes?

UNIDENTIFIED SPEAKER: One of your bullet points (INAUDIBLE) cash flow. Could you put some numbers behind that?

GARBER: Yeah. The cash flow appreciation is a little over 17 percent in the - cash flow accretion a little bit over 17 percent based on the - on the existing Santa Fe shares and then the future - the future shares of the combined company.

ROSE: And based on street numbers.

GARBER: Yeah.

Yes?

UNIDENTIFIED SPEAKER: To make sure I understand, when you talk about $25 million (INAUDIBLE).

GARBER: No. The 25 is simply cash overhead G&A. There's a whole spectrum of other offsetting. I mean, obviously our depreciation goes up a little bit. Great time to do this deal because with the stock prices so low the write up is significantly smaller than it is at the peak of the market.

And I think I've said to groups like this when asked about M&A that they need to be done when stock prices are down. But, no, that's a cash number. Anything we get out of taxes or capitalized interest as an example - now, that's a non-cash number, but another synergy.
We've got a building program going on, but no debt. Global has debt, but a no building problem - or building program. You put those together and we'll be able to capitalize some interest. So, another synergy. But to answer your question specifically, $25 million that's cash out of G&A and overhead.

UNIDENTIFIED SPEAKER: (INAUDIBLE).

GARBER: Boy, I'm going to be tagged with that, aren't I?

UNIDENTIFIED SPEAKER: (INAUDIBLE). You're, I think, pretty aware of that and (INAUDIBLE).

GARBER: Absolutely. Absolutely. But let me say that the first deepwater semi is scheduled for delivery in late '03. We're already in discussion, a prequalification with one customer for a major project. And as I've said before, those rigs are aimed at a niche where there really aren't very many rigs.

There are very, very few rigs in the world that have the deepwater development drilling capability to do it really efficiently that these rigs have. So, from what we've seen of our customer's reaction, we anticipate that we're getting a very strong reaction to these rigs.

Yes.

UNIDENTIFIED SPEAKER: (INAUDIBLE) five (ph) percent of your (INAUDIBLE) ...
GARBER: I neglected to show that. That's a very important slide, and I'm going to - not going to try to flip back to it. But if you look in your book to page - I think it's page nine where I went through the asset portfolio, and somehow I inadvertently skipped over that in my presentation, you'll see that 63 percent of the combined fleet is contracted for the next 12 months.
Again, a very, very strong indicator of future stability. There was a question back - yeah, yeah.

UNIDENTIFIED SPEAKER: (INAUDIBLE).

GARBER: Sure. I'd ask Bob to do that because he's got more seniority than I and has a longer history.

ROSE: Another way to read that is he's older.

As I alluded to in my opening remarks, both of these companies have a common heritage. Both companies were started out in California as a spin-off of Union Oil of California. The original CEOs knew each other and were entered - and entered into discussions about combinations. Their successors, which would have been Russ Liugs (ph) and Gordon Anderson, also had discussions about a combination. And it was long recognized that these companies were highly complementary and particularly as it related to philosophy and culture. And when you put together a couple of companies, that's really the issue you have to deal with is the philosophy and culture of the organization. It determines whether or not you have a seamless integration or you have one with a lot of hiccups.

We have been in discussion about this, as I alluded to, for a couple of years. And as we got deeper and deeper into the discussions and did more and more due diligence, we came to realize that these companies were very, very complementary in a number of areas that no other combination could match. And I don't know how much more to say about it than that.

As Sted pointed out, we were able to get to an agreement at a time that was advantageous to put these two companies together. And one of the things that facilitated the timing was the change in accounting rules where pooling accounting went away. Because of Santa Fe's ownership, it would be impossible to do a deal with Santa Fe and be able to account for it on a pooling basis.

So, when pooling went away and purchase accounting was the order of the day, then it put us on equal footing and, therefore, it became an attractive combination.

GARBER: It's interesting, it was two years ago at this conference that Bob and I had breakfast over at the Warwick and began to talk about this current exercise, I would say.

UNIDENTIFIED SPEAKER: (INAUDIBLE).

GARBER: Well, it's - what happens is mainly you have got to have people who are willing to work together. People in your organization have to, A, approach their business in the same way. They've got to have similar regards, for instance, for the ways you do business in the countries where you do business.

Some cultures are very, very aggressive and very pushy. Others try to get along. I think - I think - I think we try to get along. I think we try to get along with each other. When you go to the field - well, at all levels - at the home office level, at the field level, at the rig level, if you've got one group of people that are used to doing things one way and another group that are 155 degrees opposed, it's very hard to get them to mesh because basically you have to either change one totally or change the other totally or pick something in between.

We don't think that we have that far to go. We think that we're pretty close in terms of the way our people are used to operating, in terms of - well, in terms of the way we maintain our equipment, for instance.

There is a fairly wide variety of ways in which people maintain their equipment. Some people, you know, just get by. Other people stay way ahead of the curve. I think that we in Global, A, are in the kind of the company that likes to stay ahead of the curve, and B, we both like to do that. So, I don't think we're going to have a big difference of opinion in maintenance standards on our rigs as an example.

But in addition to that, it's just the way the people will work together. We want to have and we are creating an organization where no one side, no one group of managers, no one rig manager is going to say, "We're going to do it this way because this is the Global way," or, "We bought you and we're going to do it our way." We're going to seriously be seeking out best practices in our combined company. And when you put our best practices together, you've got the best in the industry.

MODERATOR: On that note, we're short on time, so we'll go to the breakout session. And we thank Bob and Sted.

END